Exhibit 99.1

Golden Star Announces Results of Special Meeting of Shareholders

Shareholders Vote Overwhelmingly in Favour of the Proposed Arrangement with Chifeng

TORONTO, Dec. 30, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce the voting results of its special meeting (the "Meeting") of holders ("Shareholders") of Golden Star's common shares ("Golden Star Shares"), which was held virtually earlier today.

At the Meeting, Shareholders approved a special resolution (the "Arrangement Resolution") in respect of a statutory plan of arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "Transaction"), involving the Company, Chifeng Jilong Gold Mining Co., Ltd. (SHSE: 600988) ("Chifeng") and its subsidiary Chijin International (Hong Kong) Limited ("Chijin"), and Kefei Investment (BVI) Limited (collectively with Chijin, the "Purchaser"), pursuant to the arrangement agreement dated October 31, 2021, as amended by an amending agreement dated November 24, 2021 (the "Arrangement Agreement").

The Arrangement Resolution required the approval of at least two thirds of the votes cast by Shareholders present virtually at the Meeting or represented by proxy. The Arrangement Resolution was approved by approximately 99.47% of the votes cast by Shareholders present virtually at the Meeting or represented by proxy and entitled to vote at the Meeting.

Golden Star will be seeking a final order from the Ontario Superior Court of Justice (Commercial List) with respect to the Arrangement Agreement on January 7, 2022. The Arrangement is expected to be completed later in January 2022, subject to among other things, receipt of all required regulatory, court and stock exchange approvals, and the satisfaction or waiver of conditions precedent as set forth in the Arrangement Agreement.

Chifeng Shareholder Approval

On December 27, 2021, Chifeng held an interim meeting (the "Chifeng Meeting") of shareholders of Chifeng in order to vote on a special resolution approving the Transaction (the "Chifeng Transaction Resolution"). The Chifeng Transaction Resolution required the approval of at least two thirds of the votes cast by shareholders of Chifeng present in person or represented by proxy at the Chifeng Meeting. The Chifeng Transaction Resolution was approved by approximately 99.99% of the votes cast by shareholders of Chifeng present in person or represented by proxy at the Chifeng Meeting, thus meeting the threshold required for approval of the Transaction.

The Transaction

Pursuant to the Arrangement Agreement, Chifeng, through the Purchaser, has agreed to acquire all of the issued and outstanding Golden Star Shares. Pursuant to and upon completion of the Transaction, Shareholders will receive total consideration, payable in cash, of US$3.91 (equivalent to approximately C$4.85 as of October 31, 2021) per Golden Star Share, which equates to a total Transaction value of approximately US$470 million on a fully-diluted, in-the-money basis. Upon completion of the Transaction in later January 2022, the Golden Star Shares are expected to be delisted from the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange. In addition, it is expected that Golden Star will cease to be a reporting issuer under U.S., Canadian and Ghanaian securities laws following the completion of the Transaction.

Advisors

Golden Star has engaged Canaccord Genuity Corp. as its exclusive financial advisor as well as Fasken Martineau DuMoulin LLP and Davis Graham & Stubbs LLP as its respective Canadian and United States legal advisors. Canaccord Genuity Corp. provided a fairness opinion to Golden Star's Board of Directors. Chifeng has engaged Stifel Nicolaus Canada Inc. and First Asia Group Ltd. as its financial advisors as well as Goodmans LLP as its legal advisor.

Golden Star Profile

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine. As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Chifeng Profile

Chifeng is an international gold mining company listed on the Shanghai Stock Exchange with a market capitalization of approximately US$4.4 billion. It operates five mining assets, including the world-class Sepon gold mine in Laos. In 2018, Chifeng acquired Sepon before undertaking significant capital expenditures to redevelop the gold processing facility in order to double its future gold production.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved or the negative connotation thereof. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially. Such statements are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future.

Forward-looking statements may include but are not limited to, statements related to the Transaction; the anticipated timing for and the completion of the Transaction; the timing for and receipt of all required regulatory, court and stock exchange approvals; the anticipated and timing of delisting of the Golden Star Shares; the reporting status of Golden Star; the ability of the parties to satisfy other conditions to, and to complete, the Transaction; and the closing of the Transaction including the acquisition of the Golden Star Shares and payment in respect thereof.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the proposed Transaction, Golden Star has provided them in reliance on certain assumptions and believes that they are reasonable at this time, including the assumptions as to the ability of the parties to receive, in a timely manner, the necessary regulatory, court, stock exchange and relevant authority approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including the inability to secure necessary approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, you should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and involve known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and factors include, without limitation: risks associated with the Transaction and acquisitions generally; the Arrangement Agreement may be terminated in certain circumstances; there can be no certainty that all conditions precedent to the Transaction will be satisfied; Golden Star will incur costs even if the Transaction is not completed and may have to pay a termination fee or expense reimbursement if the Arrangement Agreement is terminated in certain circumstances; and all necessary approvals may not be obtained. Additional risks, uncertainties and factors include, without limitation: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; developments in Ghana that may have an adverse impact on Golden Star and/or the Transaction; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; the quantum and timing of receipt of the proceeds from the sale by the Company of its interest in Bogoso-Prestea; risks related to indebtedness and the service of such indebtedness; and general business, economic, competitive, political, health and social uncertainties.

Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial condition and results of operations for the year ended December 31, 2020 and in our annual information form for the year ended December 31, 2020 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event, except as may be required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 12:53e 30-DEC-21